FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  May, 2004


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



BG GROUP PLC                                                      11 MAY 2004
2004 FIRST QUARTER RESULTS

                                                HIGHLIGHTS



                                                                First Quarter
Results excluding exceptional items (i)                    2004             2003
                                                           GBPm             GBPm

Turnover                                                    860              778            +11%

Total operating profit                                      330              318             +4%

Earnings                                                    186              179             +4%

Earnings per share                                          5.3 p            5.1 p           +4%

                                                                First Quarter
Results including exceptional items                        2004             2003
                                                           GBPm             GBPm

Earnings                                                    206              179            +15%

Earnings per share                                          5.8 p            5.1 p          +14%



 -  Total operating profit up 4% to GBP330 million
 - At constant US$/UKGBP exchange rates and upstream prices(i), total operating profit would have increased by 8%
 -  Earnings (i) up 4% to GBP186 million
 -  Karachaganak Phase 2 export production restarted
 -  Satisfactory Comgas regulatory review
 - Acquired El Paso Oil and Gas Canada, Inc. and interests in Trinidad and Tobago and offshore Mauritania, West Africa

BG Group's Chief Executive Frank Chapman said:

    "BG has made a good start to the year in line with our expectations.

    The acquisitions in Canada, Mauritania and Trinidad and Tobago secured valuable producing and exploration properties which are located in strategically important supply areas. These complement our strong organic growth strategy."

i) See Non-GAAP measures for an explanation of results excluding exceptional items and results at constant US$/UKGBP exchange rates and upstream prices.


                                             BUSINESS REVIEW

The results discussed in this Business Review relate to BG Groups's performance excluding exceptional items. For the impact and a description of exceptional items see the consolidated profit and loss account and note 2 of the accounts. Results at constant US$/UKGBP exchange rates and upstream prices are also quoted. See the Non-GAAP section for an explanation of these measures.


                                              GROUP RESULTS

                                                                First Quarter
                                             2004                                 2003
                                             GBPm                                  GBPm
Turnover                                     860                                     778             +11%

Total operating profit:
  Exploration and Production                 267                                     264             +1%
  Liquefied Natural Gas                       15                                      10            +50%
  Transmission and Distribution               20                                      13            +54%
  Power Generation                            38                                      37             +3%
  Other activities                           (10 )                                    (6 )          -67%

                                            330                                     318             +4%

Net interest                                 (17 )                                   (22 )          +23%
Tax                                         (125 )                                  (118 )           -6%
Earnings                                     186                                     179             +4%
Earnings per share                           5.3 p                                   5.1 p           +4%

Capital investment                           627                                     229           +174%



Turnover rose by 11% to GBP860 million largely due to increased volumes in the LNG and E&P segments offset by the impact of the weaker US Dollar. The addition of contracted gas supply imported into the Elba Island re-gasification facility was the main driver of higher volumes in the LNG segment, while aditional gas production in the UK, Egypt and Kazakhstan increased volumes in E&P.

Total operating profit increased by 4% to GBP330 million. The increase in operating profit was less than the increase in turnover principally due to an increase in LNG sales which include net-back payments to LNG suppliers. At constant US$/UKGBP exchange rates and upstream prices, total operating profit would have increased by 8%, reflecting E&P volume growth and improved performance across all other operating segments.

The net interest charge of GBP17 million was GBP5 million lower in the quarter (see note 4), reflecting lower net interest on Group borrowings, partially offset by a lower level of capitalised interest. The effective tax rate was unchanged at 40%. Earnings increased by 4% to GBP186 million.

Cash inflow from operating activities increased by GBP17 million to GBP374 million, principally due to the higher operating profit. As at 31 March 2004, net borrowings were GBP978 million including a finance lease in respect of the new LNG vessel and the effect of the recent acquisitions in Canada and offshore Mauritania. Gearing as at 31 March 2004 was 19.3% (1 January 2004 15.5%).

Capital investment in the quarter was GBP627 million including GBP260 million for the two acquisitions completed in the quarter. Organic capital investment of GBP367 million was in North America and Trinidad (GBP117 million, including GBP88 million in respect of the new LNG vessel), the Mediterranean Basin and Africa (GBP109 million), Asia and the Middle East (GBP96 million), North West Europe (GBP28 million) and South America (GBP17 million). On 29 April, the first tranche of the project financing for Egyptian LNG (ELNG) Train 1 was drawn down and BG expects to receive a $256 million reimbursement of past capital investment. It has been decided not to project finance Atlantic LNG (ALNG) Train 4, and together with post-acquisition capital investment in Canada and Mauritania, this will increase capital investment in 2004 by GBP150 million.



                                        EXPLORATION AND PRODUCTION

                                                              First Quarter
                                                    2004                    2003

Production volumes (mmboe)                          40.9                    37.2                    +10%

Turnover (GBPm)                                      477                     458                     +4%
Total operating profit (GBPm)                        267                     264                     +1%

Average realised oil price per barrel           GBP17.88                GBP20.42                    -12%
                                                 ($32.56 )               ($32.82)                    -1%

Average realised gas price per produced therm      15.97 p                 15.21 p                   +5%

Lifting costs per boe                            GBP0.88                 GBP1.00                    -12%
                                                  ($1.60 )                ($1.60)                      -

Operating expenditure per boe                    GBP1.80                 GBP1.90                     -5%
                                                  ($3.28)                 ($3.05)                    +8%


Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance. Supplementary information: Operating and financial data is given after the notes to the accounts.

Production volumes increased by 10%, mainly reflecting new production from the Scarab Saffron fields in Egypt (which commenced production at the end of the first quarter of 2003) and increased production from the Easington Catchment Area (ECA) fields in the UK North Sea and the Karachaganak field in Kazakhstan.

Turnover increased by 4% reflecting the production volume increase and higher gas prices, partially offset by an adverse US$/UKGBP exchange rate movement. The average realised gas price per produced therm was up 5% due to higher prices across the Group.

Total operating profit was broadly in line with 2003. At constant prices and US$/UKGBP exchange rates profit would have risen by 5%. This increase was less than the rise in production volumes due to a change in the product mix with lower oil volumes. In addition there was an increase in the average unit depreciation rate reflecting increased production from the higher cost ECA fields.

Unit operating expenditure was 10 pence lower due to the favourable movement in the US$/UKGBP exchange rate. At constant exchange rates, underlying unit operating expenditure was unchanged.

Capital investment of GBP447 million (2003 GBP168 million) included GBP260 million on the two acquisitions completed in the quarter, together with continuing expenditure at Karachaganak and the West Delta Deep Marine Concession (Egypt).

Production at the Phase 2 facilities at Karachaganak has re-started and oil entered the export pipeline on 23 April.

On 24 March, BG Group completed the purchase of El Paso Canada, Inc. from El Paso Corporation for a cash consideration of $345.6 million. The acquisition includes producing assets and 630,000 acres of undeveloped oil and gas acreage, with considerable exploration potential.

On 5 May, BG Group announced that it had been succesful in its take-over of Aventura Energy Inc. Aventura is an exploration and production company with a 65% participating interest in, and operatorship of, the 111 square kilometre onshore Central Block exploration licence in south Trinidad. The total purchase price is GBP95 million.

On 19 April, BG Group and partners announced the finalisation of arrangements governing the development of the Atlantic and Cromarty gas and condensate fields. BG has a 75% interest in the Atlantic field (BG-operated) and a 10% interest in the Cromarty field. The fields are located in the Outer Moray Firth, which is a core area for BG Group. BG Group's investment is expected to be around GBP90 million. First production is scheduled for late 2005 or early 2006 and the anticipated plateau rate is 220 mmscfd.

On 31 March, BG Group completed the purchase of Mauritania Holdings BV, which owns interests in Production Sharing Contracts (PSCs) A and B covering blocks 3, 4 and 5 offshore Mauritania, West Africa. Through this acquisition, BG Group has acquired a 13.084% interest in the PSC covering area A and an 11.630% interest in the PSC covering area B for an aggregate cash consideration of $132 million, plus up to a further $5.1 million that is contingent on attaining certain exploration and production milestones.

BG Group announced on 4 May that it had signed an agreement to acquire 100% of the BM-S-13 licence in the Santos Basin, offshore Brazil for $23.5 million. The licence is in a gas prone area. The acquisition is subject to the approval of the Brazilian authorities.

Two exploration and appraisal wells were completed since the year end, one of which, in Tunisia, was successful.


                                          LIQUEFIED NATURAL GAS

                                                                   First Quarter
                                                      2004                         2003
                                                      GBPm                         GBPm

Turnover                                               190                          133              +43%

Total operating profit:
  Shipping and marketing                                 6                            2             +200%
  Atlantic LNG                                          14                           14                 -
  Other including business development                  (5 )                         (6 )            +17%

                                                        15                           10              +50%

Capital investment                                     164                           41             +300%



The increase in sales volumes was primarly due to the addition of contracted supplies into Elba Island from 1 January 2004. Lake Charles continues to be supplied under short-term arrangements. Improved margins and the increase in volumes saw operating profit increase by GBP4 million to GBP6 million.

BG Group's share of the operating profit from Atlantic LNG (ALNG) was in line with 2003 as the additional contribution in the quarter from Train 3 was partially offset by the impact of industrial action in Trinidad (now resolved). In previous years any adjustment for gas prices relating to the upstream suppliers of ALNG Train 1 has been recorded annually in the third quarter. This is now being accrued quarterly with an additional charge of GBP2 million in the quarter.

The increase in capital investment arose principally from the delivery of an LNG vessel (GBP88 million) and continuing expenditure on ALNG Train 4 and ELNG Trains 1 and 2 (GBP72 million).

On 29 April, financial close on the project financing of ELNG Train 1 was achieved. BG expects to receive a $256 million reimbursement of past capital investment.

BG Group took delivery under long-term charter from Golar of the Methane Princess, a new 137,990 m3 LNG vessel. In addition, on 24 April, BG Group exercised options with Samsung for four LNG carriers at a cost of $620 million, to be delivered in 2007/2008 for use in the Group's growing LNG business.


                                      TRANSMISSION AND DISTRIBUTION

                                                                     First Quarter
                                                      2004                            2003
                                                      GBPm                            GBPm

Turnover:
  Comgas                                                88                              76           +16%
  MetroGAS                                              26                              21           +24%
  Other                                                 25                              40           -38%

                                                       139                             137            +1%

Total operating profit/(loss):
  Comgas                                                10                               5          +100%
  MetroGAS                                               1                             (1)              -
  Other                                                  9                               9              -

                                                        20                              13           +54%

Capital investment                                      13                              18           -28%


Volumes continued to grow strongly across the segment. If the results of Phoenix Natural Gas (which was sold in December 2003) are excluded from the 2003 figure, underlying turnover growth was 13%.

At Comgas in Brazil, volumes rose 12% mainly due to an increase in industrial customers and sales to natural gas vehicles. Operating profit of GBP10 million, increased by GBP5 million, including a GBP1 million benefit due to a favourable translation rate.

Whilst MetroGAS in Argentina continues to operate in a difficult economic and regulatory environment, the business reported an operating profit of GBP1 million (up GBP2 million), underpinned by higher volumes sold to power generation customers.

Capital investment in the quarter was principally made in the Comgas pipeline network. This was financed by Comgas' operating cash flows and its existing lines of credit.

On 13 April, the regulator set new tariffs for Comgas, effective 31 May, for the next five years at a satisfactory level for Comgas and BG Group. The new regulatory regime provides Comgas with the stable framework necessary to support the expansion and enhancement of Comgas' distribution network in Sao Paulo.

On 20 March, Gujarat Gas Company Limited in India (BG 65.12%) announced it had signed an agreement with Gujarat State Petroleum Corporation Limited to purchase up to 0.5 mmscmd of gas. This brings the total contracted gas supply to 3.2 mmscmd from multiple sources.


                                             POWER GENERATION

                                                                         First Quarter
                                                                      2004           2003
                                                                     GBP m          GBP m

Turnover                                                                57             51          +12%
Total operating profit                                                  38             37           +3%
Capital investment                                                       -              1             -


Turnover and total operating profit were broadly in line with the same period last year.


                              LEGAL NOTICE

These  results  include  "forward-looking  information"  within  the  meaning of
Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results including, without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) delivery of the performance required to achieve the 2006 targets, (iv) development of new markets, (v) the development and commencement of commercial operations of new projects, (vi) liquidity and capital resources, (vii) plans for capital and investment expenditure and (viii) statements preceded by " expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices, (ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed, (viii) fluctuations in exchange rates, in particular the US$/UKGBP exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2003. BG Group undertakes no obligation to update any forward-looking statements.

No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision.


                     PRESENTATION OF NON-GAAP MEASURES
                             AND DEFINITIONS



Presentation of non-GAAP measures

Results excluding exceptional items ('Business Performance') are presented as management believes that exclusion of these items facilitates understanding of the underlying performance and aids comparability of results for the periods concerned. The items excluded from Business Performance are exceptional items as defined by Financial Reporting Standard 3 - i.e. items which derive from events or transactions that fall within the ordinary activities of BG but which require separate disclosure in order to present a true and fair view of the performance during a period. For a reconciliation between results including and excluding exceptional items and for further details of exceptional items, see the consolidated profit and loss account and note 2 to the accounts.

BG also presents selected information, as indicated, at constant US$/UKGBP exchange rates and upstream prices (i.e. E&P segment), two factors which BG has identified as having a key impact on its results. The presentation of results in this manner is intended to provide additional information to explain further the underlying trends in the business.



                              Definitions

                           In these results:
                           bcf      billion cubic feet
                           bcfd     billion cubic feet per day
                           bcmpa    billion cubic metres per annum
                           boe      barrels of oil equivalent
                           boepd    barrels of oil equivalent per day
                           bopd     barrels of oil per day
                           CCGT     combined cycle gas turbine
                           DCQ      daily contracted quantity
                           DTI      Department of Trade and Industry
                           E&P      Exploration and Production
                           EPC      engineering, procurement and construction
                           FEED     front end engineering design
                           GW       gigawatt
                           LNG      Liquefied Natural Gas
                           m        million
                           m3       cubic metres
                           mmboe    million barrels of oil equivalent
                           mmcfd    million cubic feet per day
                           mmcmd    million cubic metres per day
                           mmscfd   million standard cubic feet per day
                           mmscm    million standard cubic metres
                           mmscmd   million standard cubic metres per day
                           mtpa     million tonnes per annum
                           MW       megawatt
                           ROACE    return on average capital employed
                           T&D      Transmission and Distribution
                           PSA      production sharing agreement
                           UKCS     United Kingdom Continental Shelf


                                  CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                             - FIRST QUARTER

                                              2004                                 2003
                                 Total    Excep-tional       Busi-    Total    Excep-tional      Busi-
                                                 items        ness                    items       ness
                                                           perfor-                             perfor-
                                                             mance                               mance
                           Notes  GBPm            GBPm        GBPm     GBPm            GBPm       GBPm

Turnover                   3       860               -         860      778               -        778
Operating costs                   (577  )            -        (577  )  (507  )            -       (507  )

Group operating profit     3       283               -         283      271               -        271
Share of operating profits 3        47               -          47       47               -         47
less losses in joint
ventures and associated
undertakings

Total operating profit     3       330               -         330      318               -        318
Profit on disposal of      2        22              22           -        -               -          -
fixed assets

Profit on ordinary                 352              22         330      318               -        318
activities
Net interest               4       (17  )            -         (17  )   (22  )            -        (22  )

Profit on ordinary                 335              22         313      296               -        296
activities  before
taxation
Tax on profit on ordinary  5      (127  )           (2   )    (125  )  (118  )            -       (118  )
activities

Profit on ordinary                 208              20         188      178               -        178
activities  after taxation
Minority shareholders'              (2  )            -          (2  )     1               -          1
interest

Earnings                           206              20         186      179               -        179


Earnings per ordinary      6       5.8  p          0.5   p     5.3  p   5.1  p            -        5.1 p
share (i)

i) There is no difference between basic and diluted earnings per ordinary share.


                CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES - FIRST QUARTER

                                                       2004                                      2003
                                                       GBPm                                      GBPm
Earnings                                                206                                       179
Issue of shares                                           5                                         -
Currency translation adjustments                        (49 )                                      47

Total recognised gains and losses                       162                                       226



                                       CONSOLIDATED BALANCE SHEET

                                                                                As at
                                                     31 Mar                                    31 Dec
                                                       2004                                      2003
                                                       GBPm                                      GBPm
 Fixed assets:
  Intangible assets                                   1,006                                       840
  Tangible assets                                     4,215                                     4,020
  Investments                                         1,124                                     1,038

                                                      6,345                                     5,898
Current assets:
  Stocks                                                126                                       119
  Debtors: amounts falling due within one year          810                                       749
  Debtors: amounts falling due after one year           112                                        88
  Investments                                           141                                       201
  Cash at bank and in hand                              119                                       112

                                                      1,308                                     1,269
Creditors: amounts falling due within one year:
  Borrowings                                           (630)                                     (495)
  Other creditors                                    (1,083)                                     (988)

                                                     (1,713)                                   (1,483)

Net current liabilities                                (405)                                     (214)

Total assets less current liabilities                 5,940                                     5,684

Creditors: amounts falling due after more than
one year:
  Borrowings                                           (608)                                     (539)
  Other creditors                                      (146)                                     (154)

                                                       (754)                                     (693)

Provisions for liabilities and charges               (1,101)                                   (1,075)

                                                      4,085                                     3,916

CAPITAL AND RESERVES
BG shareholders' funds                                4,087                                     3,925
Minority shareholders' interest                          (2)                                       (9)

                                                      4,085                                     3,916


                                   MOVEMENT IN BG SHAREHOLDERS' FUNDS
                                             - FIRST QUARTER

                                                            2004                                2003
                                                            GBPm                                GBPm

Profit for the financial period                              206                                 179
Issue of shares                                                5                                   -
Currency translation adjustments                             (49)                                 47

Net increase in BG shareholders' funds for the               162                                 226
financial period
BG shareholders' funds as at 1 January                     3,925                               3,324

BG shareholders' funds as at 31 March                      4,087                               3,550




                                    CONSOLIDATED CASH FLOW STATEMENT
                                             - FIRST QUARTER


                                                            2004                                2003
                                                            GBPm                                GBPm

Total operating profit                                       330                                 318
Less: share of operating profit in joint ventures and        (47)                                (47)
associated    undertakings

Group operating profit                                       283                                 271
Depreciation and amortisation                                117                                  96
Unsuccessful exploration expenditure written off               3                                   4
Provisions for liabilities and charges                         -                                   1
Working capital                                              (29)                                (15)

Net cash flow from operating activities                      374                                 357

Dividends from joint ventures and associated                   5                                  10
undertakings

Returns on investments and servicing of finance (i)           (4)                                 (2)

Tax paid                                                     (76)                                (63)

Capital expenditure and investment (ii) (iii)               (537)                               (229)

Proceeds from sales of assets (iv)                            35                                   3

Management of liquid resources                                63                                 (64)

Net cash flow before financing                              (140)                                 12
Changes in share capital                                       5                                   -
Shares issued to minority interests                            -                                   2
Net movement in gross borrowings                             148                                  29

Net cash flow from financing activities                      153                                  31

NET MOVEMENT IN CASH                                          13                                  43
Opening cash                                                 112                                 141
Changing values of currency                                   (6)                                  7

CLOSING CASH                                                 119                                 191


i)    Includes capitalised interest of GBP2 million (2003 GBP5 million).
ii)   Includes loans to joint ventures and associated undertakings.
iii) Includes cash acquired of GBP10 million on the purchase of a subsidiary undertaking.
iv)   Includes repayment of loans by joint ventures and associated undertakings.


                                    RECONCILIATION OF NET BORROWINGS
                                             - FIRST QUARTER

                                                                                       GBPm

Net borrowings as at 1 January 2004                                                    (721 )
Net increase in cash in the period                                                       13
Cash inflow from the management of liquid resources                                     (63 )
Cash inflow from change in gross borrowings                                            (148 )
Inception of finance lease                                                              (88 )
Foreign exchange                                                                         29

Net borrowings as at 31 March 2004                                                     (978 )

Net borrowings attributable to MetroGAS (including Gas Argentino) and Comgas were GBP327 million (1 January 2004 GBP345 million).

The gearing ratio (net borrowings as a percentage of net borrowings plus equity) was 19.3% (1 January 2004 15.5%).

As at 31 March 2004, BG Group's share of the net borrowings in joint ventures and associated undertakings amounted to approximately GBP1 billion, including BG shareholder loans of approximately GBP680 million. These net borrowings are included in BG Group's share of the net assets in joint ventures and associated undertakings which are consolidated in BG Group's accounts.

Notes

1. Basis of preparation

The financial information contained in this quarterly report is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. BG Group's audited accounts for the year ended 31 December 2003, which include the unqualified report of the auditors, have been filed with the UK Listing Authority. This results statement has been prepared on the basis of the accounting policies set out in those audited accounts.


2. Exceptional items - first quarter

                                                           2004           2003
                                                           GBPm           GBPm
Profit on disposal of fixed assets                           22              -
Impact on profit before tax                                 (2)              -

Impact on earnings                                           20              -

During the first quarter of 2004, BG disposed of its 1.21% holding of shares in a listed company, Gas Authority of India Limited, for GBP32 million. Tax of GBP2 million arose on the profit on disposal, based on the effective rate of capital gains tax applicable in India for long-term investments.


3. Segmental analysis - first quarter

Turnover excluding share of joint ventures                 2004            2003
                                                           GBPm            GBPm


Exploration and Production                                  477             458
Liquefied Natural Gas                                       190             133
Transmission and Distribution                               139             137
Power Generation                                             57              51
Other activities                                              1               -
Less: intra-group sales                                     (4)             (1)

                                                            860             778


                           Group operating profit/          Share of operating         Total operating
                                    (loss)               profit in joint ventures       profit/(loss)
                                                              and associated
                                                               undertakings
                       2004            2003             2004     2003      2004            2003
                       GBPm            GBPm             GBPm     GBPm      GBPm            GBPm

Exploration and         267             264                -        -       267             264
Production
Liquefied Natural Gas     1              (4 )             14       14        15              10
Transmission and         10               3               10       10        20              13
Distribution
Power Generation         15              14               23       23        38              37
Other activities        (10)             (6 )             -        -        (10 )            (6)

                        283             271               47       47       330             318

BG Group's share of turnover and operating profit in joint ventures for the first quarter were GBP59 million (2003 GBP54 million) and GBP20 million (2003 GBP21 million), respectively.


4. Net interest - first quarter

                                                           2004            2003
                                                           GBPm            GBPm

Net interest payable on net borrowings                     (13)            (18)
Interest capitalised                                          2               5

                                                           (11)            (13)

Finance lease interest                                     (1)                -
Unwinding of discount on provisions (i)                    (2)              (3)
Unwinding of discount on deferred income                   (2)              (2)
Other net interest (ii)                                     8                 5

Net        Group                                           (8)             (13)
interest:
           Joint ventures                                  (6)              (6)
           Associated undertakings                         (3)              (3)

Total net interest                                        (17)             (22)

i) Relates to the unwinding of the discount on provisions in respect of decommissioning, included in the profit and loss account as a financial item within the net interest charge.
ii) Includes GBP4 million (2003 GBP4 million) receivable from joint venture and associacted undertakings.


5. Taxation - first quarter

The tax charge for the period before exceptional items was GBP125 million (2003 GBP118 million), representing an effective tax rate of 40% (2003 40%) and the tax charge including exceptional items was GBP127 million (2003 GBP118 million), representing an effective tax rate of 38% (2003 40%).


6. Earnings per ordinary share - first quarter

Reconciliation of earnings and earnings per share including and excluding exceptional items

                                      2004                                          2003
                          GBPm                   pence                   GBPm                    pence

Earnings                   206                     5.8                    179                      5.1
Profit on                  (20 )                  (0.5)                     -                        -
disposals

Earnings -                 186                     5.3                    179                      5.1
excluding
exceptional
items


Earnings  and  earnings  per  share  before  interest,   tax,  depreciation  and
amortisation - including and excluding exceptional items


                                    2004                                          2003
                          GBPm               pence               GBPm                    pence

Earnings                   206                 5.8                179                      5.1
Minority                     2                   -                 (1)                       -
interest
Tax                        127                 3.6                118                      3.3
Interest                    17                 0.5                 22                      0.6
Depreciation and           117                 3.3                 96                      2.7
amortisation

EBITDA -                   469                13.2                414                     11.7
including
exceptional
items
Profit on                  (20)               (0.5)                 -                        -
disposals

EBITDA -                   449                12.7                414                     11.7
excluding
exceptional
items


Earnings per share calculations in 2004 are based on shares in issue of 3,528 million. There is no difference between the figures presented above and diluted earnings per share.



7. Capital investment by region - first quarter


                                                             2004         2003
                                                             GBPm         GBPm

North West Europe                                              28           38
South America                                                  17           13
Asia and Middle East                                           96           83
North America and Trinidad                                    306           28
Mediterranean Basin and Africa                                180           67

                                                              627          229


8. Quarterly information: earnings and earnings per share

                                                  2004         2003          2004          2003
                                                 GBPm         GBPm          pence         pence
First quarter
   - including exceptional items                   206          179           5.8           5.1
   - excluding exceptional items                   186          179           5.3           5.1
Second quarter
   - including exceptional items                                166                         4.7
   - excluding exceptional items                                160                         4.5
Third quarter
   - including exceptional items                                208                         5.9
   - excluding exceptional items                                161                         4.6
Fourth quarter
   - including exceptional items                                215                         6.1
   - excluding exceptional items                                183                         5.2

Full year
   - basic                                         206          768           5.8          21.8
   - excluding exceptional items                   186          683           5.3          19.4



Supplementary information: Operating and financial data


                                                      First Quarter
                                                   2004        2003
Production volumes (mmboe)
    - oil                                           5.5         6.1                                  -10%
    - liquids                                       5.7         4.8                                  +19%
    - gas                                          29.7        26.3                                  +13%

    - total                                        40.9        37.2                                  +10%

Average realised oil price per barrel          GBP17.88    GBP20.42                                  -12%
                                                ($32.56 )   ($32.82 )                                 -1%

Average realised liquids price per barrel       GBP8.93     GBP9.74                                   -8%
                                                ($16.27 )   ($15.66 )                                 +4%

Average realised UK gas price per produced        19.68 p     17.35 p                                +13%
therm

Average realised International gas price          12.99 p     12.84 p                                 +1%
per produced therm

Average realised gas price per produced           15.97 p     15.21 p                                 +5%
therm

Lifting costs per boe(i)                        GBP0.88     GBP1.00                                 -12%
                                                 ($1.60 )    ($1.60 )                                  -

Operating expenditure per boe                   GBP1.80     GBP1.90                                  -5%
                                                 ($3.28 )    ($3.05)                                 +8%

Development expenditure (GBPm)                      139         116                                 +20%

Gross exploration expenditure (GBPm)
    - capitalised expenditure                        45          48                                   -6%
    - other expenditure                              13          12                                   +8%

    - gross expenditure                              58          60                                   -3%


i) Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance.

BG Group's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that, other factors being constant, a $1.00 rise (or fall) in the Brent price would increase (or decrease) operating profit in 2004 by approximately GBP30 million to GBP40 million.

BG Group's exposure to the US$/UKGBP exchange rate varies according to a number of factors including the timing of US Dollar revenues and costs including capital expenditure. Management estimates that in 2004, other factors being constant, a 10 cent strengthening (or weakening) in the US Dollar would increase (or decrease) operating profit by approximately GBP45 million to GBP55 million, whilst not having a significant effect on cash flow before financing activities.





Enquiries

Enquiries relating to BG Group's results, business and          General enquiries about shareholder
financial position should be made to:                           matters should be made to:

Investor Relations Department                                   Lloyds TSB Registrars
BG Group plc                                                    The Causeway
100 Thames Valley Park Drive                                    Worthing
Reading                                                         West Sussex
Berkshire                                                       BN99 6DA
RG6 1PT

Tel: 0118 929 3025                                              Tel: 0870 600 3951

e-mail: invrel@bg-group.com

Financial Calendar

Payment of 2003 final dividend:

    Shareholders                                                      28 May 2004

    American depositary receipt holders                               7 June 2004

Announcement of 2004 second quarter and half year results             27 July 2004

Announcement of 2004 third quarter results                            11 November 2004


                                 BG Group plc website: www.bg-group.com

                                            Registered office
                             100 Thames Valley Park Drive, Reading, RG6 1PT
                                    Registered in England No. 3690065




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 11 May, 2004                             By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary